UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

GILLA INC.
(Name of Issuer)

COMMON STOCK $.0002 PAR VALUE
(Title of Class of Securities)

375250107
(CUSIP Number)

GEORGES BENARROCH, 49 AVE FOCH PARIS FRANCE 75116 1-888-231-7511
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

SEPTEMBER 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375250107	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGES BENARROCH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,356,607
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,356,607
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 375250107	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer

Common Stock, $0.0002 par value per share
Gilla Inc.
112 North Curry Street
Carson City NV 89703

Item 2.  Identity and Background

This statement is a single filing of Georges Benarroch, Canadian citizen and resident of France with a residential address of 49 Ave. Foch, Paris, France 75116.  Mr. Benarroch has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration

The shares of Common Stock were acquired from Comindus Finance Corp. (formerly Credifinance Capital Corp.) as a result of  the transfer of a pledge agreement reported under a joint form 4 filing on September 9, 2010 and amended September 14, 2010.

Item 4.  Purpose of Transaction

The reporting person filing this statement acquired beneficial ownership of the respective shares of Common Stock as a result of the transfer of a pledge agreement with an unrelated entity.  The reporting person does not have any present plans or proposals which relate to or would result in:

a)      The acquisition by any person of additional securities of the issuer
b)      An extraordinary corporation transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries
c)      A sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries
d)      Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing  vacancies on the board
e)      Any material change is the present capitalization or dividend policy of the issuer
f)      Any other material change in the issuer’s business or corporate structure
g)      Changes in the issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person
h)      Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation systems of a registered national securities association
i)      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or
j)      Any action similar to any of those enumerated above

Item 5.  Interest in Securities of the Issuer

Georges Benarroch, by virtue of his security holding, is the beneficial owner of 11,356,607 of the shares of Common Stock, or 18%.

No transactions in shares of Common Stock of the issuer were effected by the reporting person during the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There is an option agreement between the reporting person, Georges Benarroch, (“Grantor”)  Snoke Investment Corporation (“Optionee”) , related to the issuer (see note below)*, in relation to 11,300,000 shares of Common Stock of the Issuer which provides the Optionee the right to purchase up to 11,300,000 shares of Common Stock of the Issuer from the Grantor at a price of $0.025 per share, such option to expire February 15, 2014.  Exercise of the option in whole or in part is contingent on the repayment to Comindus Finance Corp. (formerly Credifinance Capital Corp.) due by the Issuer, Gilla Inc.  This option agreement has been disclosed by the Issuer in the Issuer’s SEC filings.

* As reported in the Issuer’s SEC filings, on November 21, 2012, Gilla Inc. (the “Issuer”) merged with Snoke Distribution Canada Ltd. (“Snoke Distribution”) a corporation existing under the laws of Ontario (the “Merger”). Pursuant to the merger, the Issuer acquired all of the outstanding shares of Snoke Distribution through the issuance of common shares of the Issuer to the shareholders of Snoke Distribution.  As a result of the Merger and pursuant to the resolutions, Snoke Distribution has become a wholly-owned subsidiary of the Issuer and the Issuer issued shares of its common stock to shareholders of Snoke Distribution at a rate of 1 share of the Issuer’s common stock for each Snoke Distribution common share.

Item 7.  Material to Be Filed as Exhibits

         1. OPTION AGREEMENT DATED NOVEMBER 15, 2012 BETWEEN GEORGES BENARROCH AND SNOKE INVESTMENT CORPORATION

         2. LOAN AGREEMENT DATED NOVEMBER 15, 2012 BETWEEN GILLA INC. and CREDIFINANCE CAPITAL CORP (NOW: COMINDUS FINANCE CORP)

         3. PROMISSORY NOTE DATED NOVEMBER 15, 2012 BETWEEN GILLA INC. and CREDIFINANCE CAPITAL CORP (NOW: COMINDUS FINANCE CORP)

CUSIP No. 375250107	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014	By:	/s/ Georges Benarroch
Georges Benarroch

EXHIBIT 1

OPTION AGREEMENT

THIS AGREEMENT made as of the 15th day of  November, 2012,

BETWEEN:
GEORGES BENARROCH

49 Avenue Foch
Paris, France 75116

(the "Grantor")

- and -

SNOKE INVESTMENT CORPORATION

Toronto, Ontario Canada

(the "Optionee")

WHEREAS the Grantor is the beneficial owner of shares of the Common Stock of Gilla Inc. (the “Gilla Shares”), and has agreed to grant to the Optionee an option to purchase the Gilla Shares; and,

WHEREAS the Grantor is the President of Credifinance Capital Corp. (“CFCC”), a corporation incorporated in the State of Delaware; and,

WHEREAS Gilla Inc. (“Gilla”), a corporation incorporated in the State of Nevada, has entered into a loan agreement with CFCC (the “Loan”) and as evidence of the loan has issued to CFCC a Convertible Credit Note of Two Hundred and Twenty-Five Thousand Dollars ($225,000) with a maturity date of February 15, 2014, interest to accrue at the rate of six percent (6%) per annum  (“Schedule A”);

NOW THEREFORE in consideration of the mutual covenants set forth below and for good and valuable consideration, the parties agree as follows:

1.           Grant of Option.    The Grantor hereby grants to the Optionee an option (the "Option") to purchase up to Eleven Million Three Hundred Thousand (11,300,000) of the Gilla Shares at a price of $0.025 per Share.

2.           Term of Option.    This Option shall be effective as of the date of execution of this Option Agreement. The expiry date of the Option shall be February 15, 2014.

3.           Transferability.     The Option may be assigned, or transferred upon written notice to the Grantor. Any attempted pledge, hypothecation, or other disposition of the Option contrary to the provisions will be null and void and without effect.

4.          Loan Repayment.    The Option may only be exercised upon full or partial repayment of the loan of Two Hundred and Twenty-Five Thousand Dollars ($225,000) outstanding between Gilla Inc. and CFCC.  The Optionee may exercise all or that portion of the Option as may be calculated on a pro-rata basis of the amount of the Loan repaid, with the further requirement that a minimum of One Hundred Thousand Dollars ($100,000) of the Loan of Two Hundred and Twenty-Five Thousand Dollars ($225,000) must be repaid prior to the initial Option exercise.

5.          Method of Exercising Option.

(a)                      Payment for shares of stock purchased under this Option will be made in  cash at the time of exercise of the Option, together with any applicable required withholding tax.  No loan or advance will be made by the Grantor for the purpose of financing, in whole or in part, the purchase of Stock.

(b)                      In the event of a merger, consolidation, re-organization, recapitalization, stock dividend, stock split, reverse stock split, or other change in the corporate structure or capitalization affecting Gilla Inc.’s common stock,  a fair and equitable adjustment will be made by Grantor, within its sole discretion, as to the number,option price, etc. of shares of Gilla Shares subject to this Option Agreement.

6.           Securities Law Restrictions.  Options will be exercised and Stock issued only upon compliance with the Securities Act of 1933, as amended (the "Act), and any other applicable securities law.  The Optionee will represent and warrant that upon exercising the Option, the Optionee will acquire the Gilla Shares for the Optionee's own account, will not take the stock with a view to distribution and will dispose of the Stock only in compliance with Rule 144 promulgated under the Act ("Rule 144") or in any other manner as will not violate  the Act and the rules and regulations promulgated under the Act, and any other applicable securities law.   Furthermore, the Optionee will be informed, and will acknowledge that the Optionee has been informed by the Grantor to the extent applicable at the time of the exercise of any Option of the existence of Rule 144, as adopted by the Securities and Exchange Commission ("SEC") under the Act and, if the Optionee is an affiliate of Gilla Inc., in accordance with Release No. 5226 of the SEC, of the following:

(a)           The Stock must be held indefinitely unless it is registered under the Act or an exemption from registration is available.  Any routine sale of the Stock made in reliance upon Rule 144 can be made only in limited amounts in accordance with the terms and conditions of that Rule, and in the case of Stock to which that Rule is not applicable, compliance with some disclosure exemption will be required.

(b)           The certificate will contain a restrictive legend which will read substantially as follows:

   "The shares represented by this certificate may not be sold, transferred, pledged or hypothecated unless  (i)  they shall have been registered under the Securities Act of 1933 and any applicable State Securities Act or  (ii) the Company shall have been furnished with an opinion of counsel, satisfactory to counsel

(c)           Gilla Inc.’s transfer agent will be given a stop-transfer order with respect to the certificate(s) which shall remain in effect until the conditions set forth in the restrictive legend are satisfied.

The Optionee agrees not to resell the Stock after exercising the Optionee's Option unless the Stock is subsequently registered under the Act or an exemption from registration is available.

  7.           General.                      The Grantor will at all times during the term of this Option Agreement reserve and keep available a number of shares of Gilla Shares sufficient to satisfy the requirements of this Option Agreement.

IN WITNESS WHEREOF, the Grantor has caused this Option Agreement to be duly executed and the Optionee has signed and sealed this Option Agreement, all on the day and year written above.

                                                GEORGES BENARROCH
                                                                                                                                                   (Grantor)

Per:           /s/Georges Benarroch
                                                 Georges Benarroch

SNOKE INVESTMENT CORPORATION
(Optionee)

Per:           /s/ Gerry Merovitz
Gerry Merovitz
President

SCHEDULE A
Convertible Credit Note Issued by Gilla Inc. to Credifinance Capital Corp.

Exhibit 2

LOAN AGREEMENT

This Loan Agreement (“Agreement”) made this    15th  day of     November   2012 by and between GILLA, INC., a Nevada corporation (“Company”) and CREDIFINANCE CAPITAL CORP., a Delaware corporation (“Noteholder”).

W I T N E S S E T H:

WHEREAS, Noteholder is prepared to make one or more loans or advances to Company in the aggregate principal amount of Two Hundred and Twenty Five Dollars ($225,000) in order to provide working capital and other resources for the business of Company;

WHEREAS, Borrow desires to borrow such funds on the terms and conditions set forth herein;

NOW, THEREFORE, the parties agree as follows:

1. The Loan.  Noteholder has agreed to loan an aggregate of  Two Hundred and Twenty Five Dollars ($225,000)  to Company from time to time as set forth in an 6% Convertible Credit Note (“Note”) annexed hereto as Exhibit A (the “Loan”).  The principal amount of the Loan shall be payable at maturity on or before February 15, 2014 (the “Maturity Date”).  The Loan shall bear interest at the rate of 6% per annum payable annually
commencing       November 15,  2012, all as described in the Note.

2. Use of Proceeds.  The proceeds of the Loan will be used solely to discharge the Company’s property taxes, professional fees associated with preparing the Company’s financial statements and periodic and current reports filed with Securities and Exchange Commission and other regulatory authorities and for acquisitions as may from time to time be determined by the Company.

3. Remedies.  Immediately upon an occurrence of any one or more of the below-enumerated events (herein called “Events of Default”), Noteholder may at any time thereafter declare the Loan owed to Noteholder by Company hereunder and all other liabilities and indebtedness owed by Company to Noteholder to be forthwith due and payable, whereupon the Loan owed to Noteholder by Company and all other liabilities and indebtedness owed by Company to Noteholder with accrued interest thereon, whether contingent or direct, shall forthwith become due and payable upon satisfaction of the notice provisions as provided in the Note.  No right, power or remedy conferred upon Noteholder by this Agreement shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law or in equity.

4. Events of Default.  The occurrence of any of the following shall constitute “Events of Default,” and upon the occurrence of any of the following Events of Default:  (i) Company shall fail to make any payment of interest or principal or to perform any obligation hereunder or the Note; (ii) any warranty, representation, covenant or statement made or furnished to Noteholder by or in behalf of Company pursuant to this Agreement or the Note shall have been false in any material respect which made or furnished; or (iii) Company becoming insolvent, filing or subject to a petition under the Bankruptcy Law by or against Company, or making a general assignment for the benefit of creditors all as provided in the Note.

5. Enforcement.  Noteholder shall have the right at all times to enforce the provisions of this Agreement in strict accordance with the terms hereof.  The failure of Noteholder at any time or times to enforce its or their rights under such provisions strictly in accordance with the same shall not be construed as having in any way or manner modified or waived the same.  All rights and remedies of Noteholder are cumulative and concurrent, and the exercise of one right or remedy shall not be deemed a waiver or release of any other right or remedy.

6. Term.  The term of this Agreement shall commence with the date hereof and end upon the payment of the Loan in full.

7. Governing Law.  The laws of Delaware shall govern the construction of this Agreement and the rights and duties of the parties hereto except as otherwise provided.

8. Benefit.  This Agreement shall inure to the benefit of Noteholder’s successors and assigns and shall be binding on Company’s successor and assigns.

9. Notices.  Unless otherwise specified in writing, the mailing addresses of both parties of this Agreement shall be as follows:

Company:                              Gilla, Inc.
112 North Curry Street
Carson, Nevada 89703
Attention:  President

Noteholder:                           Credifinance Capital Corp.
1232 North Ocean Way
Palm Beach FL 33480
Attention:  Georges Benarroch

Any notice or statement given under this Agreement shall be deemed to have been given if sent by registered mail addressed to the other party at the address indicated above or at such other address which shall have been furnished in writing to the addressor.

    IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed as of the day and year first above written.

COMPANY:

GILLA, INC.
A Nevada Corporation

By:/s/ Danny Yuranyi
                                Danny Yuranyi\
                        President & COO

By:/s/Graham Simmonds
                                Graham Simmonds
                        CEO

NOTEHOLDER:

CREDIFINANCE CAPITAL CORP.
A Delaware Corporation

By:/s/ Georges Benarroch
                        Georges Benarroch
                        President

EXHIBIT 3

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE LAWS, (ii) TO THE EXTENT APPLICABLE, RULE 144 UNDER THE ACT (OR ANY SIMILAR RULE UNDER THE ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (iii) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL TO THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE LAW IS AVAILABLE.

GILLA, INC.
6% CONVERTIBLE CREDIT NOTE

$225,000.00                                                                                                                     November 15, 2012

FOR VALUE RECEIVED, the undersigned, GILLA, INC., a Nevada corporation (the “Company”), hereby promises to pay to the order of CREDIFINANCE CAPITAL CORP., money of the United States of America, and in immediately payable funds, the aggregate unpaid principal amount of . the loan described in the Note Agreement referred below. The principal hereof outstanding and any unpaid accrued interest thereon shall be due and payable on or before February 15, 2014 (the “Maturity Date”).  This Note shall bear interest on the unpaid principal balance from time to time outstanding, until paid, at the rate of six percent (6%) per annum. Interest shall accrue and be added to the principal amount of the Note at maturity. Payment of all amounts due hereunder shall be made at the address of the Noteholder. The Note has been issued pursuant to a Note Agreement of even date herewith between the Company and the Noteholder (the  “ Note Agreement”) (attached hereto as Schedule “A”). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Note Agreement. THE PROVISIONS OF THE NOTE AGREEMENT ARE INCORPORATED HEREIN BY REFERENCE.

1. PAYMENTS. The Company hereby promises to pay to the Noteholder, in lawful money of the United States of America, and in immediately payable funds, the principal sum of the amount outstanding at the Maturity Date.  The principal amount hereof and any unpaid accrued interest thereon shall be due and payable on the Maturity Date (unless such payment date is accelerated as provided in Section 5 hereof).  Payment of all amounts due hereunder shall be made at the address of the Noteholder provided for this the Note Agreement.  The Company further promises to pay interest at the rate of 6% per annum on the outstanding principal balance hereof, such interest to be payable as provided above.

2. PREPAYMENT.  This Note may be prepaid, in whole or in part, without penalty with five days prior written notice to the Noteholder.

3. CONVERSION.  At any time subsequent to 30 days after the Maturity Date, the outstanding principal amount of this Note, together with all accrued but unpaid interest hereunder (the “Outstanding Balance”). Is convertible into Common Stock, $0.0002 Par Value (the ‘Common Stock”), at the option of the Noteholder at a conversion price of the lower of $0.01 or the average of the bid prices for the Common Stock of the Company for the 15 trading days prior to the notice of conversion.

In order to convert the outstanding Balance, Noteholder shall deliver to the Company a written Election to Convert, a form of which is attached hereto as Exhibit B.  Upon receipt of the written election to Convert, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Noteholder, and shall such name or names of the Noteholder may designate, a certificate or certificates for the full number of shares of Common Stock so purchased upon conversion of the Note.  Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such securities as of the date of delivery of the Election to Convert, notwithstanding that the certificate or certificates representing such securities shall not actually have been delivered or that the stock transfer book of the Company shall then be closed.

In the event that the outstanding Common Stock of the Company hereafter is restructured or revised by recapitalization, reclassification, combination of shares, stock split or split-up or stock dividend, the aggregate number and kind of Common Stock subject to conversion under this Note shall be adjusted appropriately, both as to the number of share of Common Stock and the Conversion Price.  No fractional shares will be issued upon conversion, but any fractional shares will be rounded up to the nearest whole share of Common Stock.

In case of any sale exchange, tender offer, redemption or buyout of the Company’s Common Stock, or any consolidation of the Company with or merger of the Company into another corporation, or in case of any sale, transfer or lease to another corporation of all or substantially all other property of the Company, the Company or such successor or purchasing corporation, as the case may be, shall repay the outstanding amount plus interest accrued forthwith.

4. DEFAULT.  The occurrence of any one of the following events shall constitute an Event of Default upon notice thereof as hereinafter provided:

    a) The non-payment, when due, of any principal or interest pursuant to this Note;

    b) The material breach of any representation in this Note or in the Note Agreement. .In the event the Noteholder becomes aware of a breach of this Section 5 b), the Noteholder shall notify the Company in writing of such breach and the Company shall have ten days’ notice to effect a cure of such breach;

    c) The material breach of any covenant or undertaking in this Note, not otherwise provided for in this Section 4.  In the event the Noteholder becomes aware of a breach of this Section 4 c), the Noteholder shall notify the Company in writing of such breach and the Company shall have ten days’ notice to effect a sure of such breach;

    d) A default shall occur if the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any indebtedness of the Company or an event of default or similar event shall occur with respect to such indebtedness, if the effect of such default or event (subject to any required notice and any applicable grace period) would be to accelerate the maturity of any such indebtedness or to permit the holder or holders of such indebtedness to cause such indebtedness to become due and payable prior to its express maturity;

    e) The commencement by the Company of any voluntary proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment or debt, receivership, dissolution, or liquidation law or statute or any jurisdiction, whether now or hereafter in effect; or the adjudication of the Company as insolvent or bankrupt by a decree of a court of competent jurisdiction; or the petition or application by the Company for, acquiescent in, or consent by the Company to, the appointment of any receiver or trustee for the Company, or for all or a substantial part of the property of the Company; or the assignment by the Company for the benefit of creditors; or the written admission of the Company of its inability to pay its debt as they mature; or

    f) The commencement against the Company of any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, adjustment of debt, receivership, dissolution or liquidation law or statute or any jurisdiction, whether now or hereafter in effect, provided, however, that the commencement of such a proceeding shall not constitute an Event of Default unless the Company consents to the same or admits in writing the material allegations of same, or said proceeding shall remain undismissed for 30 days; or the issuance of any order, judgment or decree for the appointment of a receiver or trustee for the Company or for all or a substantial part of the property of the Company, which order, judgment process shall be issued against any substantial part of the property of the Company.

Upon the occurrence of any Event of Default, the Noteholder may, by written notice to the Company, declare all or any portion of the unpaid principal amount due to Noteholder, together with all accrued interest thereon, immediately due and payable.

5. NOTICES.  Any notice, request, instruction, or order document required by the terms of this Note, or deemed by any of the Parties hereto to be desirable, to be given to any other Party hereto shall be in writing, and shall be given by personal delivery, overnight delivery, mailed by registered or certified mail, postage prepaid, with return receipt requested, or sent by facsimile transmission to the addresses of the Parties set forth below each Party’s signature..  The persons and addresses set for the below each Party’s signature on this Note may be changed from time to time by a notice sent as aforesaid.  If notice is given by personal delivery or overnight delivery in accordance with the provisions of this Section, such notice shall be conclusively deemed given at the time of such delivery provided a receipt is obtained from the recipient.  If notice is given by mail in accordance with the provisions of this Section, such notice shall be conclusively deemed given upon receipt and delivery or refusal.  If notice is given by facsimile transmission in accordance with the provisions of this Section, such notice shall be conclusively deemed given at the time of delivery if during business hours and if not during business hours, at the next business day after delivery, provided a confirmation is obtained by the sender.

6. EXCLUSIVE JURISDICTION AND VENUE.  The Parties agree that the courts of the State of Delaware shall have sole and exclusive jurisdiction and venue for the resolution of all disputes arising under the terms of this Agreement and the transactions contemplated herein.

7. GOVERNING LAW.  This Note shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely therein, without giving effect to the rules and conflicts of law.

8. CONFORMITY WITH LAW.  It is the intention of the Company and of the Noteholder to conform strictly to applicable usury and similar laws.  Accordingly, notwithstanding anything to the contrary in this Note, it is agreed that the aggregate of all charges which constitute interest under applicable usury and similar laws that are contract for, chargeable or receivable under or in respect of this Note, shall under no circumstances exceed the maximum amount of interest permitted by such laws, and any excess, whether occasioned by acceleration or maturity of this Note or otherwise, shall be canceled automatically, and if theretofore paid, shall be either refunded to the Company or credited on the principal amount of this Note.

IN WITNESS WHEREOF, the Company has signed and sealed this Note and delivered it in the State of Nevada as of  15  November 15, 2012

COMPANY:

GILLA, INC.
A Nevada Corporation

By:_/s/Danny Yuranyi_
      Danny Yuranyi
      President & COO

By:_/s/Graham Simmonds
      Graham Simmonds
      CEO
NOTEHOLDER:

CREDIFINANCE CAPITAL CORP.
A Delaware Corporation

     By:/s/Georges Benaaroch
      Georges Benarroch
                                                                      President

EXHIBIT B

FORM OF ELECTION TO CONVERT

The undersigned, the holder of the attached Note, hereby irrevocably elects to exercise their right to convert $________ of the Note into securities of Gilla Inc., a Nevada corporation, as more fully described in the Note, and requests that the certificates for such securities be issued in the name of, and delivered to, ________________
Whose address is _________________________________________

Dated:  ________________________                                                                           SIGNATURE:

________________________________________
(Signature must conform in all respects to name
Of Noteholder as specified in the Note)

________________________________________
(Insert Social Security or Federal Tax I.D.
 Number of Noteholder)

IF NOTE IS HELD JOINTLY, BOTH PARTIES
MUST SIGN:

________________________________________
(Signature must conform in all respects to name
Of Noteholder as specified in the Note)

________________________________________
(Insert Social Security or Federal Tax I.D.
 Number of Noteholder)